Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLD ROYALTY ANNOUNCES CLOSING DATE FOR ITS US$90 MILLION INITIAL PUBLIC OFFERING AND DEBUT ON NYSE AMERICAN

Vancouver, British Columbia – March 9, 2021 – GoldMining Inc. (TSX: GOLD; NYSE AMERICAN: GLDG) (“GoldMining”) and its subsidiary, Gold Royalty Corp. (NYSE American: GROY) (“GRC”) today announced the filing by GRC of a final prospectus for GRC’s initial public offering of 18,000,000 units of GRC (the “Units”) at an initial public offering price of US$5.00 per Unit. Each Unit will be comprised of one common share and one-half of a warrant to purchase a common share of GRC. Each full warrant will entitle the holder thereof to acquire a common share at a price of US$7.50 per share for a period of three years after the issuance date.

The common shares and warrants of GRC are expected to begin trading on the NYSE American on March 9, 2021 under the symbols “GROY” and “GROY WS”, respectively. The offering is expected to close on March 11, 2021, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. and BMO Capital Markets are acting as the joint book-running managers and co-lead underwriters of a syndicate that includes CIBC Capital Markets, Haywood Securities, Raymond James Ltd., Roth Capital Partners, Scotiabank, Sprott Capital Partners L.P. and TD Securities Inc.

The gross proceeds to GRC from the offering are expected to be approximately US$90.0 million, before deducting underwriting discounts and commissions and other offering expenses payable by GRC. In addition, GRC has granted the underwriters a 30-day option to purchase up to an additional 2,700,000 common shares and/or up to 1,350,000 warrants at the initial public offering price, less underwriting discounts and commissions.

Following completion of the offering, GoldMining will hold 20,000,000 common shares of GRC, or approximately 49.0% of its outstanding common shares (or approximately 46.0%, if the underwriters exercise their option to purchase additional securities in full and assuming no exercise of warrants).

Registration statements have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on March 8, 2021. This offering is only being made by prospectus. The prospectus contains important detailed information about the securities being offered. Copies of the prospectus may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, or by email to placements@hcwco.com; or BMO Capital Markets, 3 Times Square, 25th Floor, New York, NY 10036, Attn: Equity Syndicate Department, or by email to bmoprospectus@bmo.com. Investors should read the prospectus before making an investment decision.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

GRC has also obtained a receipt for its final prospectus filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada, other than Québec on the date hereof. A copy of the Canadian final prospectus is available on the SEDAR website at www.sedar.com under GRC’s profile and a copy of the U.S. prospectus is available on the SEC’s website at www.sec.gov.

H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC are not registered as investment dealers in any Canadian jurisdictions and, accordingly, will not, directly or indirectly, solicit offers to purchase or sell Units in Canada.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of GRC, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry.

GoldMining Inc. / Gold Royalty Corp.

Telephone: (855) 630-1001

Email: info@goldmining.com

Email: info@goldroyalty.com

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Forward Looking Statements

This press release contains certain forward-looking statements, including forward-looking information within the meanings of applicable Canadian securities laws. Such statements include statements with regard to the expected closing date of the offering and the expected timing of listing of the common shares and warrants on the NYSE American. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on GoldMining’s and GRC’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions and the completion of the offering, market and other conditions, and the risks inherent in the royalty and streaming companies generally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus relating to the offering, a copy of which is available on the SEDAR website at www.sedar.com and on EDGAR under GRC’s profile. Forward-looking statements contained in this announcement are made as of this date, and Fusion undertakes no duty to update such information except as required under applicable law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3